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                               March 24, 2022

       Sal Gilbertie
       Chief Executive Officer
       Teucrium Commodity Trust
       c/o Teucrium Trading, LLC
       Three Main Street, Suite 215
       Burlington, VT 05401

                                                        Re: Teucrium Commodity
Trust
                                                            Registration
Statement on Form S-1
                                                            Filed March 10,
2022
                                                            File No. 333-263434

       Dear Mr. Gilbertie:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Prospectus Summary
       Operation of the Fund, page 3

   1.                                                   Please prominently
discuss here and in The Corn Market on page 66 the impacts of current geopolitical
events on the corn market by quantifying, to the extent information is available, corn
prices, the price of corn futures contracts, the extent to which the corn futures market is
experiencing backwardation, the price of your shares, and the increased trading
volume of corn futures and your shares as of the most recent practicable date.
   2. Please disclose here, if ture, that the fund is in the process of entering into an agreement
 Sal Gilbertie
Teucrium Commodity Trust
March 24, 2022
Page 2
      with a new futures commission merchant (FCM) and discuss the attendant risks.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact John Stickel, Attorney-Advisor at (202) 551-3324 or J.
Nolan
McWilliams, Acting Legal Branch Chief, at (202) 551-3217 with any questions you may have.



                                                           Sincerely,
FirstName LastNameSal Gilbertie
                                                           Division of
Corporation Finance
Comapany NameTeucrium Commodity Trust
                                                           Office of Finance
March 24, 2022 Page 2
cc:       W. Thomas Conner
FirstName LastName